Exhibit (a)(1)(J)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase, dated September 15, 2015, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such state. In those states where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such state to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Con-way Inc.

at

$47.60 Net Per Share

Pursuant to the Offer to Purchase dated September 15, 2015

by

Canada Merger Corp.

a wholly owned subsidiary of

XPO Logistics, Inc.

Canada Merger Corp., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned subsidiary of XPO Logistics, Inc., a Delaware corporation (which we refer to as “Parent”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.625 per share (the “Shares”), of Con-way Inc., a Delaware corporation (which we refer to as “Con-way”), at a purchase price of $47.60 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 15, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

Stockholders of record who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees, commissions or similar expenses or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of the Shares by Purchaser pursuant to the Offer. Stockholders who hold their shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE IMMEDIATELY AFTER 12:01 A.M. NEW YORK CITY TIME, ON OCTOBER 14, 2015, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 9, 2015 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Con-way. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Con-way (the “Merger”) as soon as practicable without a meeting of the stockholders of Con-way in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with Con-way continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and a wholly owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by (i) Con-way, Parent or Purchaser, which Shares will be canceled and will cease to exist, (ii) any subsidiary of Con-way or Parent (other than Purchaser), which Shares will be converted into shares of common stock of the Surviving Corporation, or (iii) stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive $47.60 per Share or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes (the “Per Share Merger Consideration”). As a result of the Merger, Con-way will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of (i) the Minimum Condition (as described below), (ii) the Antitrust Law Condition (as described below), (iii) the Governmental Entity Condition (as described below), (iv) the Material Adverse Effect Condition (as described below) and (v) the Marketing Period Condition (as described below).

The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer and not withdrawn on or prior to immediately after 12:01 a.m., New York City time, on October 14, 2015 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), represents at least a majority of the then-outstanding Shares.

The “Antitrust Condition” requires that any applicable waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall have expired or been terminated and clearance shall have been obtained from the Dutch Authority for Consumers and Markets under the Dutch Competition Act of 22 May 1997, as amended, and from the Mexican Federal Commission on Economic Competition under the Mexican Federal Law on Economic Competition of 2014, as amended. The Merger Agreement requires that each of Parent and Con-way file a Premerger Notification and Report Form pursuant to the HSR Act with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice in connection with the purchase of Shares in the Offer no later than 10 business days after the date of the Merger Agreement, and any other filings under applicable foreign antitrust or competition laws as promptly as practicable.

The “Governmental Entity Condition” requires that no injunction (whether temporary, preliminary or permanent) issued by a governmental entity of competent jurisdiction or law or other legal prohibition that restrains, enjoins, or otherwise prohibits the consummation of the Offer or the Merger shall be in effect.

A “Material Adverse Effect Condition” requires that since the date of the Merger Agreement, there has not occurred any change, effect, development, circumstance, state of facts, condition or occurrence that has had or would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in the Merger Agreement).

The “Marketing Period Condition” requires that there shall have been a period of ten consecutive business days (subject to certain blackout dates specified in the Merger Agreement) throughout and at the end of which Parent shall have received certain financial information relating to Con-way and its subsidiaries from Con-way and all other conditions to the offer (except for the Minimum Condition and the Marketing Period Condition itself and, under certain circumstances, the Antitrust Condition) shall have been satisfied.

The Offer is also subject to other conditions as described in the Offer to Purchase.

The board of directors of Con-way, among other things, has unanimously (i) declared the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement to be advisable and in the best interests of Con-way and its stockholders, (ii) authorized, approved and adopted the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, and (iii) subject to the terms and conditions of the Merger Agreement, recommended that the stockholders of Con-way accept the Offer and tender all of their Shares pursuant to the Offer.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that Purchaser must extend the Offer (i) on one or more occasions, for successive periods of not more than five business days each (or for such longer period as Parent, Purchaser and the Company may agree), if at any scheduled Expiration Date any Offer Condition has not been satisfied or waived in order to permit the satisfaction of the Offer Conditions and (ii) for any period required by any law, rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer. If Purchaser extends the Offer, such extension will extend the time that holders of Shares will have to tender their Shares. Purchaser will not be required, or permitted without Con-way’s consent, to extend the Offer beyond March 9, 2016 (except that such date may be extended by either Parent or Con-way to June 9, 2016 if either the Antitrust Condition or the Governmental Entity Condition (with respect to antitrust, competition or similar laws of the United States or any foreign jurisdiction) is not yet satisfied or waived, but all other Offer Conditions are satisfied or waived by such date.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive, in whole or in part, any Offer Condition or modify the terms of the Offer. However, without the consent of Con-way, Purchaser is not permitted to (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the Offer Conditions or amend any Offer Condition, (iv) waive or amend the Minimum Condition, (v) amend any other term of the Offer in a manner that is adverse to the holders of Shares, or (vi) extend (or make any other amendment that would have the effect of extending) the Expiration Date (except as required or permitted by the Merger Agreement).

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

Because the Merger will be governed by Section 251(h) of the DGCL, Purchaser does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

On the terms of and subject to the Offer Conditions, promptly after the Expiration Date of the Offer, Purchaser will accept for payment, and pay for, all Shares validly tendered to us in the Offer and not withdrawn on or prior to the Expiration Date of the Offer. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the end of the day, immediately after 12:01 a.m., New York City time, on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after November 14, 2015, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be proper and effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the Share Certificates are registered if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and Purchaser’s determination will be final and binding. None of Purchaser, the Depositary, the Information Agent nor any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Con-way has provided Purchaser with Con-way’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Con-way’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash in the Offer or the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Holders of Shares should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Except as set forth in the Offer to Purchase, neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call toll free: (877) 717-3898

Banks and Brokers may call collect: (212) 750-5834

September 15, 2015